Exhibit 99.1

Warrantee Inc. Announces Fiscal Year 2023 Financial Results

Tokyo, Japan, January 31, 2024 /PRNewswire/ – Warrantee Inc. (Nasdaq: WRNT) (the “Company” or “Warrantee”), a Japanese marketing and market research technology company, today announced its financial results for fiscal year ended March 31, 2023.

Mr. Yusuke Shono, the Chief Executive Officer of Warrantee, commented, “We are pleased to share our exciting financial results for the fiscal year 2023 with an 8% increase in revenue and a 9% increase in gross profit. These robust figures underscore the efficacy of our growth strategies, particularly our intensified focus on market campaign services. Additionally, the notable 17% reduction in cost of revenue reflects our success improving cost efficiency through optimized resource allocation and prioritizing significant projects. As we continued to optimize our operations and successfully execute our innovative service roadmap, we are preparing ourselves for expansion of our business operations once the market demand bounces back. Looking ahead, we are committed to expanding our business by developing more corporate sponsors, elevating the frequency of campaigns for sponsors, increasing the average rate charged per participant user in our campaigns, and venturing into additional industry verticals. We believe these initiatives will allow us to achieve even greater profitability and deliver long-term value to our shareholders.”

Fiscal Year 2023 Financial Highlights

•	Revenue was JPY243.2 million ($1.8 million), an increase of 8% from JPY224.7 million for fiscal year 2022.

•	Gross profit was JPY241.1 million ($1.8 million), an increase of 9% from JPY222.2 million for fiscal year 2022.

•	Gross margin was 99.1%, increasing from 98.9% for fiscal year 2022.

•	Net income was JPY41.3 million ($0.3 million), compared to net loss of JPY97.1 million for fiscal year 2022.

•	Basic and diluted earnings per share was JPY2.06 ($0.016) and JPY1.95 ($0.015) respectively, compared to basic and diluted loss per share of JPY4.85 for fiscal year 2022.

•	Non-GAAP EBITDA was JPY71.8 million ($0.5 million), compared to negative Non-GAAP EBITDA of JPY5.0 million for fiscal year 2022.

Fiscal Year 2023 Financial Results

Revenue

Revenue was JPY243.2 million ($1.8 million) for fiscal year 2023, which increased by 8% from JPY224.7 million for fiscal year 2022, because the Company mainly focused on one significant market campaign service in the durables vertical in fiscal year 2023, which comprises 88% of the revenue for fiscal year 2023. The Company transitioned to focusing on its marketing campaign services and reduced the offering of miscellaneous services compared to previous years.

Gross Profit

Cost of revenue was JPY2.1 million ($0.02 million) for fiscal year 2023, which decreased by 17% from JPY2.5 million for fiscal year 2022, mainly due to the decrease in variable costs, which are primarily comprised of insurance premiums paid for participant users in campaigns and system development costs in the fiscal year 2022. As the Company focused on a few significant projects during the fiscal year 2023, insurance costs and labor costs were lower this year.

Gross profit was JPY241.1 million ($1.8 million) for fiscal year 2023, which increased by 9% from JPY222.2 million for fiscal year 2022.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses were JPY188.5 million ($1.4 million) for fiscal year 2023, which decreased by 40% from JPY312.1 million for fiscal year 2022, primarily due to a decrease in stock compensation expenses and professional fees.

Income (Loss) from Operations

Income from operations was JPY52.6 million ($0.4 million) for fiscal year 2023, compared to loss from operations of JPY89.8 million for fiscal year 2022.

Other (Expenses) Income, net

Other expenses were JPY11.3 million ($0.09 million) for fiscal year 2023, compared to JPY7.2 million for fiscal year 2022, primarily due to increases in foreign currency losses because of the depreciation of the Japanese yen against the U.S. dollars and the increase in foreign currency remittances compared to the prior fiscal years. This was partially offset by interest income.

Net Income (Loss)

Net income was JPY41.3 million ($0.3 million), compared to a net loss of JPY97.1 million for fiscal year 2022, primarily due to the increase in revenue and significant decrease in selling, general, and administrative expenses.

Basic and Diluted Earnings (Loss) per Share

Basic and diluted earnings per share was JPY2.06 ($0.016) and JPY1.95 ($0.015), respectively, compared to a basic and diluted loss per share of JPY4.85 for fiscal year 2022.

Non-GAAP EBITDA

Non-GAAP EBITDA was JPY71.8 million ($0.5 million), compared to negative Non-GAAP EBITDA of JPY5.0 million for fiscal year 2022, due to the increase in revenue, the significant decrease in selling, general, and administrative expenses, and an increase in depreciation and amortization expenses, which were added back to net income to calculate Non-GAAP EBITDA.

Balance Sheets

As of March 31, 2023, the Company had cash and cash equivalents of JPY1.7 million ($0.01 million), compared to JPY14.0 million as of March 31, 2022.

Cash Flows

Net cash provided by operating activities was JPY41.7 million ($0.3 million) for fiscal year 2023, compared to JPY79.6 million for fiscal year 2022.

Cash used in investing activity was JPY8.7 million ($0.1 million) for fiscal year 2023, compared to JPY20.8 million for fiscal year 2022.

Net cash used in financing activities was JPY46.4 million ($0.3 million) for fiscal year 2023, compared to JPY60.1 million for fiscal year 2022.

Exchange Rate Information

The United States dollar (“$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from Japanese yen into $ have been made at the exchange rate of JPY132.75 = $1.00, which was the foreign exchange rate on March 31, 2023 as reported by the Board of Governors of the Federal Reserve System in its weekly release on April 3, 2023.

Recent Development

On July 27, 2023, the Company completed its initial public offering of 2,400,000 American Depositary Shares (the “ADSs,” each an “ADS”) at a public offering price of US$4.00 per ADS. Each ADS represents one common share of the Company. The ADSs began trading on the Nasdaq Capital Market on July 25, 2023 under the ticker symbol “WRNT.”

About Warrantee Inc.

Founded in Japan in 2013, Warrantee is a Japanese marketing and market research technology company that helps corporate sponsors unlock value through targeted marketing campaigns while providing its corporate sponsors’ potential customers who participate in its campaigns with extended warranty coverage on durables or certain healthcare benefits sponsored by its corporate sponsors. Warrantee focuses on developing a suite of specialized marketing and market research services and these services are designed to collect and leverage targeted and specialty data of its corporate sponsors’ potential customers to provide proprietary market insights to its corporate sponsors and promote the sales of their products. At the core of Warrantee’s current business of providing marketing campaign services is its trinity model, which connects three stakeholders: corporate sponsors, campaign participants, whom Warrantee also refers to as users, and Warrantee, and is designed to benefit all three stakeholders. For more information, please visit the Company’s website: https://warrantee.com/ir/.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements presented in accordance with U.S. GAAP, the Company also provides Non-GAAP EBITDA and its ratio to revenue, Non-GAAP EBITDA Margin, each of which are financial measures that are not based on any standardized methodology prescribed by U.S. GAAP. Management considers Non-GAAP EBITDA and Non-GAAP EBITDA Margin to be measures of performance which provide useful information to both management and investors as an additional tool to use in evaluating the Company’s ongoing operating results and trends and in comparing its financial measures with those of comparable companies, which may present similar non-GAAP financial measures to investors. The Company also believes that Non-GAAP EBITDA and Non-GAAP EBITDA Margin are used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. However, you should be aware that non-GAAP financial measures are not a substitute for U.S. GAAP measures; they should be read and used in conjunction with the Company’s U.S. GAAP financial information. The Company’s non-GAAP measures may not be comparable to similar non-GAAP information which may be presented by other companies. In all cases, it should be understood that non-GAAP operating measures do not depict amounts that accrue directly to the benefit of shareholders.

The Company defines Non-GAAP EBITDA as net income plus other income, other loss, interest expenses, share-based compensation, and depreciation and amortization expenses. Non-GAAP EBITDA should not be considered an alternative to net income or other measures under U.S. GAAP. Non-GAAP EBITDA is not calculated identically by all companies and, therefore, the Company’s measures of Non-GAAP EBITDA may not be comparable to similarly titled measures reported by other companies.

The Company defines Non-GAAP EBITDA Margin as the percentage derived from dividing Non-GAAP EBITDA for a period by total revenue for the same period.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “should,” “believe,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “continue,” “predict,” “project,” “potential,” “target,” “goal,” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Warrantee Inc.

Investor Relations Department

Email: info@warrantee.co.jp

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

WARRANTEE INC.

CONSOLIDATED BALANCE SHEETS

As of March 31, 2023 and 2022

(Yen in thousands, except share data)

	March 31,
	2023	2022
Assets
Current assets:
Cash and cash equivalents	¥1,728	¥14,012
Trade accounts receivable	—	2,700
Other receivables	363	6,908
Prepaid compensation asset	190	4,533
Prepaid expenses and other current assets	8,096	2,026
Total current assets	10,377	30,179
Non-current assets:
Property and equipment, net	35,930	34,160
Right-of-Use Assets	60,692	—
Deferred offering costs	149,157	116,059
Other assets	10,404	2,412
Total non-current assets	256,183	152,631
Total assets	¥266,560	¥182,810
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	¥1,485	¥1,485
Accrued expenses and other current liabilities	100,385	101,035
Consumption taxes payable	9,765	2,347
Current portion of long-term debt, net of debt issuance costs	9,791	4,970
Deferred revenue	9,831	33,000
Current portion of lease liabilities	35,474	—
Total current liabilities	166,731	142,837
Non-current liabilities:
Long-term debt, excluding current portion, net of debt issuance costs	70,593	79,474
Lease liabilities	25,218	—
Total non-current liabilities	95,811	79,474
Total liabilities	262,542	222,311
Shareholders' equity (deficit):
Common shares, ¥6.83043 par value - 80,000,000 shares authorized, 20,004,000 shares issued and outstanding as of March 31, 2023 and 2022	136,636	136,636
Additional paid-in capital	337,299	337,299
Accumulated deficit	(470,605)	(511,908)
Accumulated other comprehensive loss	688	(1,528)
Total shareholders’ equity (deficit)	4,018	(39,501)
Total liabilities and shareholders’ equity (deficit)	¥266,560	¥182,810

WARRANTEE INC.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

For the Fiscal Years Ended March 31, 2023, 2022, and 2021

(Yen in thousands, except share and per share data)

	Fiscal Years Ended March 31,
	2023	2022	2021
Revenue	¥243,218	¥224,727	¥212,000
Cost of revenue	2,097	2,516	25,146
Gross profit	241,121	222,211	186,854
Operating expenses:
Selling, general and administrative expenses	188,528	312,053	214,608
Income (loss) from operations	52,593	(89,842)	(27,754)
Other income (expenses):
Other income (loss), net	(421)	541	5,971
Interest expenses	(3,598)	(2,984)	(3,424)
Foreign currency loss, net	(7,271)	(4,795)	(591)
Total other income (expenses), net	(11,290)	(7,238)	1,956
Income (loss) before income taxes	41,303	(97,080)	(25,798)
Income tax expenses	—	—	—
Net income (loss)	¥41,303	¥(97,080)	¥(25,798)
Net income (loss) per share attributable to common shareholders, basic	¥2.06	¥(4.85)	¥(1.29)
Weighted-average shares outstanding used to compute net income (loss) per share, basic	20,004,000	20,004,000	20,004,000
Net income (loss) per share attributable to common shareholders, dilutive	¥1.95	¥(4.85)	¥(1.29)
Weighted-average shares outstanding used to compute net income (loss) per share, dilutive	21,222,348	20,004,000	20,004,000

WARRANTEE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

For the Fiscal Years Ended March 31, 2023, 2022, and 2021

(Yen in thousands)

	Fiscal Years Ended March 31,
	2023	2022	2021
Net income (loss)	¥41,303	¥(97,080)	¥(25,798)
Foreign currency translation adjustments, net of tax	2,216	(1,285)	—
Comprehensive income (loss)	¥43,519	¥(98,365)	¥(25,798)

WARRANTEE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Fiscal Years Ended March 31, 2023, 2022, and 2021

(Yen in thousands)

	Fiscal Years Ended March 31,
	2023	2022	2021
Cash flow from operating activities:
Net income (loss)	¥41,303	¥(97,080)	¥(25,798)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	17,175	862	115
Amortization of debt issuance costs	69	69	68
Share-based compensation expense	4,343	83,976	111,684
Changes in operating assets and liabilities:
Trade accounts receivable	2,700	8,000	(9,614)
Consumption taxes receivable	—	5,310	5,206
Other receivables	6,545	(6,908)	—
Deferred contract costs	—	—	17,617
Prepaid expenses and other current assets	(5,948)	4,386	2,848
Other assets	(7,714)	—	—
Accounts payable	—	(2,700)	—
Due to related parties	—	—	(1,413)
Accrued expenses and other current liabilities	(1,408)	57,338	13,420
Consumption taxes payable	7,418	(6,730)	9,077
Deferred revenue	(22,821)	33,000	(106,919)
Deposits received	—	—	(16,760)
Other	—	42	2,512
Net cash provided by operating activities	41,662	79,565	2,043

Cash flow from investing activities:
Purchases of property and equipment	(8,670)	(20,841)	—
Cash used in investing activities	(8,670)	(20,841)	—

Cash flow from financing activities:
Proceeds from stock options issued	—	—	1,707
Proceeds from long-term debt	—	500	25,000
Repayment of long-term debt	(4,129)	(1,718)	(1,619)
Receipts from related parties	—	—	6,129
Repayment of lease liabilities	(9,147)	—	—
Payment of deferred offering costs	(33,098)	(58,881)	(43,771)
Net cash used in financing activities	(46,374)	(60,099)	(12,554)

Effect of exchange rate changes on cash and cash equivalents	1,098	9	(173)
Net decrease in cash and cash equivalents	(12,284)	(1,366)	(10,684)
Cash and cash equivalents
Beginning of year	14,012	15,378	26,062
End of year	¥1,728	¥14,012	¥15,378
Supplemental disclosures of cash flow information:
Cash paid for interest	¥2,927	¥2,919	¥3,362
Non-cash investing and financing activities:
Purchases of property and equipment included in accrued expenses	¥319	¥14,087	¥—
Accrued offering costs	¥—	¥4,400	¥13,200